Toyota Motor Corporation

Aisin AI Co., Ltd.

Aisin Seiki Co., Ltd.

Toyota to Consolidate Development and Japanese Production of Manual Transmissions under Aisin AI Co., Ltd.

November 28, 2014—Aisin Seiki Co., Ltd., its subsidiary Aisin AI Co., Ltd., and Toyota Motor Corporation (TMC) will consolidate development and Japanese production of manual transmissions under Aisin AI.

Aisin AI is a specialist manufacturer of manual transmissions engaging in development and production for automakers around the world. The purpose of this latest move is to strengthen the competitiveness of all companies involved by bringing the development and Japanese production of manual transmissions under one roof and allowing more efficient allocation of resources.

Production of manual transmissions currently carried out at TMC’s Kinuura Plant will be transferred to Aisin AI around 2016.

This decision gives Aisin AI the potential to become one of the world’s leading specialist manufacturers in the field by further enhancing its ability to plan and make proposals related to manual transmissions. At the same time, it will also enable TMC to focus resources on the development of next-generation transmissions and related aspects of vehicle performance. This agreement further underlines Toyota’s commitment to developing ever-better cars.